SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                 3 May, 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 3 May, 2006 re: Director/PDMR Shareholding


The London Stock Exchange
RNS
10 Paternoster Square
London
EC4M 7LS                                                           3rd May, 2006


Dear Sirs,

Lloyds TSB Group plc ordinary shares of 25p each

Notification of interests of directors


On 28th April, 2005, Hill Samuel ESOP Trustees Limited, as trustee of the Lloyds TSB Group Shareplan, allocated 7,725,195 ordinary shares of 25p each in the capital of Lloyds TSB Group plc, to participants in that share plan at 528.3p per share, to satisfy the award of "free shares" under the plan. These shares were registered in the name of Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP2 (unallocated shares), the share plan nominee company.

Following the above transaction, Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP2 holds no shares in Lloyds TSB Group plc. The following directors, together with some 77,000 other employees, are potential participants in Shareplan and were, therefore, treated as being interested in the above transaction.

Mr. J.E. Daniels
Ms. T.A. Dial
Mr. M.E. Fairey
Mr. A.G. Kane
Mr. G.T Tate
Mrs. H.A. Weir

This notification is made to comply with paragraph 3.1.4(R)(1)(b) of the disclosure rules.

Yours faithfully,

        A.J. Michie
        Secretary


   Lloyds TSB Group plc is registered in Scotland no. 95000
   Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     3 May, 2006